                                                                    EXHIBIT 12.2

                              ALOHA AIRGROUP, INC.

               CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

                         (IN THOUSANDS, EXCEPT RATIOS)

                                                                                                                 NINE MONTHS
                                                                                                                    ENDED
                                                                    YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                      ----------------------------------------------------   -------------------
                                                        1996       1997       1998       1999       2000       2000       2001
                                                      --------   --------   --------   --------   --------   --------   --------
EARNINGS:
Earnings (loss) from continuing operations before
  income taxes, extraordinary items and cumulative
  effect of change in accounting principle..........  $ 5,787    $ 1,658    $ 7,320    $(2,150)   $(9,509)   $(2,784)   $(5,611)
Add: Total fixed charges (per below)................   14,052     14,408     15,699     17,221     21,288     15,933     19,532
                                                      -------    -------    -------    -------    -------    -------    -------
Total earnings......................................  $19,839    $16,066    $23,019    $15,071    $11,779    $13,149    $13,921
                                                      =======    =======    =======    =======    =======    =======    =======

FIXED CHARGES:
Interest expense and amortization of debt expense...  $ 3,416    $ 1,858    $ 2,231    $ 2,292    $ 4,137    $ 3,160    $ 4,026

Portion of rental expense representative of the
  interest factor...................................    9,250     11,207     12,064     13,648     15,483     11,635     13,415
Preferred dividend requirements.....................    1,386      1,343      1,404      1,281      1,668      1,138      2,091
                                                      -------    -------    -------    -------    -------    -------    -------
Total Fixed Charges.................................  $14,052    $14,408    $15,699    $17,221    $21,288    $15,933    $19,532
                                                      =======    =======    =======    =======    =======    =======    =======
RATIO OF EARNINGS TO FIXED CHARGES:.................     1.41       1.12       1.47       --(1)      --(2)      --(3)      --(4)
                                                      -------    -------    -------    -------    -------    -------    -------

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(1) For the year ended December 31, 1999, the deficiency of earnings to fixed charges was $2,150.

(2) For the year ended December 31, 2000, the deficiency of earnings to fixed charges was $9,509.

(3) For the nine months ended September 30, 2000, the deficiency of earnings to fixed charges was $2,784.

(4) For the nine months ended September 30, 2001, the deficiency of earnings to fixed charges was $5,611.